Exhibit (e)(25)

From:

Shift4 Payments, Inc.

3501 Corporate Parkway

Center Valley, PA 18034

(“Shift4”)

To:

[***]

Dated: 02/16/2025

Amendment to Employment Agreement

As you are aware, it is expected that Global Blue will be acquired by Shift4 pursuant to a tender offer and merger squeeze out (the “Transaction”). Solely in the event that the Transaction completes, Shift4 shall procure that your employer amends the terms of your employment agreement in the form set out in the Appendix to this letter (the “Employment Agreement Amendment”).

If Shift4 or one of its affiliates does not sign (or your employer does not sign) the Employment Agreement Amendment within 30 Business Days following closing of the merger squeeze out (the “Procurement Obligation”), the retention bonus amount that you would be entitled to in accordance with the Employment Agreement Amendment will be payable to you immediately by your employer (as part of monthly salary).

Each of Global Blue Holding LP and SL Globetrotter LP may enforce the terms of the Procurement Obligation under the Contracts (Rights of Third Parties) Act 1999.

This letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

Any capitalised terms that are used in this letter but not defined shall have the meaning given to them in the Employment Agreement Amendment.

Should you have any questions regarding the contents of this letter or the accompanying Appendix please contact Jeremy Henderson-Ross (jhendersonross@globalblue.com).

Your return of a signed copy of this letter shall signify your agreement to be bound by the terms set out in this letter and in the Appendix.

Yours faithfully

Shift4 Payments, Inc.

/s/ Taylor Lauber
Name: Taylor Lauber
Title: President

I hereby accept and agree to be bound by the terms of this letter including the terms of the Appendix.

/s/ Jeremy Taylor
Name: Jeremy Taylor
Date: February 16, 2025

Appendix

From:

Global Blue Slovakia s.r.o.

(the “Company”)

To:

Jeremy Taylor

[***]

Dated: ________________

Amendment to Employment Agreement

We refer to the employment agreement dated 21 November 2012 between you and the Company (as amended from time to time) (your “Employment Agreement”). Unless otherwise specified, words and expressions defined in your Employment Agreement shall have the same meaning in this letter (this “Amendment Letter”).

The Company hereby grants you an entitlement to receive the Retention Bonus Amount as set out in detail in the Appendix to this Amendment Letter.

This Amendment Letter and the Appendix amends and shall be deemed to be incorporated into the terms of your Employment Agreement, and shall prevail in the event of any inconsistency. Your Employment Agreement shall otherwise continue in full force and effect in accordance with its terms.

Should you have any questions regarding the contents of this Amendment Letter or the accompanying Appendix please contact Jeremy Henderson-Ross (jhendersonross@globalblue.com).

Your return of a signed copy of this Amendment Letter shall signify your agreement to the amendment of your Employment Agreement and to be bound by the terms set out herein and in the Appendix.

Yours faithfully

Global Blue Slovakia s.r.o.

Name:
Title:

I hereby accept and agree to be bound by the terms of this Amendment Letter including the terms of the Appendix.

Any payment that may be made under the Retention Bonus (in due course) in my favour shall be paid into my bank account using the account details registered with Global Blue Slovakia s.r.o. for payroll purposes.

I hereby undertake to communicate in writing to Global Blue Slovakia s.r.o. any change in my bank account details.

Name: Jeremy Taylor
Date:

Appendix

1. Overview	The retention bonus (the “Retention Bonus”) involves the payment to you of a cash sum equal to EUR 275,000 (which includes all Employee Taxes but excludes Employer Taxes) (the “Retention Bonus Amount”) on the terms and conditions set out herein.

2. Definitions

Defined terms have the following meaning assigned to them:

“Business Day” means any day of the year on which national banking institutions in New York, United States of America, Zurich, Switzerland and London, United Kingdom are open to the public for conducting business and are not required or authorised to be closed;

“Cause” means any reason for which the Company (or your employing entity) may, in accordance with the terms of your Employment Agreement, terminate your employment with immediate effect;

“Company” means Global Blue Group Holding AG;

“Employee Taxes” means all income tax, employee social security contributions and other employee-related taxes related to the Retention Bonus Amount;

“Employer Taxes” means all employer tax and employer social security contributions related to the Retention Bonus Amount;

“Group” means Shift4, the Company and their direct and indirect subsidiaries and holding companies from time to time;

“Merger” means the proposed squeeze-out merger following consummation of the Offer, pursuant to which the Company will be merged with and into Shift4;

“Merger Closing” means closing of the Merger;

“Offer” means the proposed tender offer by Shift4 to acquire all of the outstanding shares of the Company;

“Severance Pay” means any legal severance pay to which you may be entitled to in connection with the termination of your employment, excluding:

(i) any notice period salary payments that you may be entitled to pursuant to your Employment Agreement; and

(ii)  any compensation that you may be entitled to pursuant to your Employment Agreement as a consequence of your employing entity or the Group enforcing the non-compete clause therein;

“Shift4” means Shift4 Payments, Inc. (or its affiliates); “SL Investors” means Global Blue Holding LP and SL Globetrotter LP; and “Transaction” means the Offer and the Merger together.

3. Conditions

Your entitlement to receive your Retention Bonus Amount is subject to:

(i) Merger Closing occurring; and

(ii)  you remaining employed by the Group during the 12-month period from the date on which closing of the Offer occurs (whether or not on your notice period, where your employment is terminated without Cause) (the “Retention Period”).

You will forfeit your right to receive your Retention Bonus Amount immediately upon the earlier of you at any point during the Retention Period:

(i) giving notice to terminate your employment with the Group only if such notice expires prior to the end of the Retention Period for any reason; or

(ii)  receiving notice of termination of your employment for Cause.

In the event that a recipient forfeits their right to receive their Retention Bonus, an amount equal to such forfeited Retention Bonus shall be reallocated as determined by Jacques Stern (the “CEO”) and Shift4 in good faith and shall be payable at the end of the Retention Period (any such amount, a “Reallocation”).

4. Payment of Retention Bonus Amount

Subject to satisfaction of the Conditions, the Retention Bonus Amount (and, if applicable, any Reallocation) shall be made by your employing entity to the same bank account into which you receive your usual salary payment from the Group and shall be paid in full following the Retention Period. The Retention Bonus Amount will be converted from EUR to your local currency at the prevailing exchange rate as determined by Shift4.

Notwithstanding the above (or any other provision of this Appendix), if Merger Closing has not occurred by the date that is 12 months following closing of the Offer, the Retention Bonus shall be null and void and shall be replaced in its entirety with a transaction bonus of an amount equal to the Retention Bonus Amount (the “Second Transaction Bonus”). The terms of any Second Transaction Bonus shall be as set out in the individual transaction bonus letter from the SL Investors to you.

5. Acceleration

The Retention Bonus Amount shall be payable immediately (where applicable, as part of final monthly salary) if, during the Retention Period, your employing entity:

(i) terminates your employment (other than for Cause); or

(ii)  does not sign the Amendment Letter to implement the amendments to your Employment Contract within 30 Business Days following Merger Closing.

6. Severance Pay

If your employing entity terminates your employment during the Retention Period (other than for Cause), any Severance Pay shall be deemed to be included in the Retention Bonus Amount and shall not be payable to you in addition to the Retention Bonus Amount, provided that if the amount of Severance Pay exceeds the Retention Bonus Amount, you shall be entitled to the difference between the two as an additional payment.

For the avoidance of doubt, if your employing entity terminates your employment after the Retention Period (other than for Cause), any Severance Pay shall not be included in, and shall be payable in addition to, the Retention Bonus.

7. Tax

Any payment to you pursuant to the Retention Bonus shall be made subject to deduction of all Employee Taxes (if required under applicable law to be taxed at source).

The Company (or the relevant employing entity) shall be responsible for any withholdings of Employee Taxes (if required under applicable law to be taxed at source) and payment of Employer Taxes.

8. No continued employment	Without prejudice to your entitlement to a Retention Bonus in accordance with the Amendment Letter (including this Appendix), nothing contained in the Amendment Letter (including this Appendix) shall: (i) confer upon you the right to continue in employment or engagement with the Group; (ii) constitute any contract or agreement of service or contract or agreement for service; or (iii) interfere in any way with the right of any member of the Group to terminate your employment or engagement at any time, for any reason, with or without Cause.

9. No dealings	The entitlement and Amendment Letter (including this Appendix) is personal to you and may not be assigned and cannot be encumbered in any way.

10. Miscellaneous	Participation in the Retention Bonus and any Retention Bonus Amount that you may receive is extraordinary and exceptional compensation that shall not form part of your entitlement to remuneration or benefits and the Retention Bonus Amounts and any other benefits provided under the Retention Bonus shall be excluded from the calculation of any severance, resignation, termination, redundancy, dismissal, end of service, payments, bonuses, holiday pay, long-service awards or any other variable remuneration and shall not be pensionable or included in any retirement benefits or salary review calculations.

The Retention Bonus is governed solely by this Appendix and the Amendment Letter. No person shall have any right or expectation to an entitlement to a potential allocation of the Retention Bonus at any time, except to the extent set out in a Retention Bonus Letter.

This Appendix may only be amended by the Company in prior written agreement with the CEO.